*** This Amendment to the Schedule 13D filed on March 12, 2007, is being submitted to correct a formatting error which deleted the chart referenced in number 4 of Exhibit 1. All other aspects of the Schedule 13D and the Exhibit are unchanged. The sole purpose of this Amendment is to provide the chart.

Exhibit 1

12 March 2007

Edward T. Shonsey
Chief Executive Officer
James H. Cavanaugh, Ph.D.
Chairman of the Board
Peter Johnson
Fernand Kaufmann, Ph.D.
Mark Leschly
Melvin I. Simon, Ph.D.
Cheryl Wenzinger
Diversa Corporation
4955 Directors Place
San Diego, CA 92121

Dear Mr. Shonsey, Dr. Cavanaugh, and Members of the Board of Directors:

We are writing on behalf of our advisory clients, who are shareholders of Diversa Corporation, to express our opposition to the proposed merger with Celunol. T. Rowe Price Associates, Inc. (“T. Rowe Price”) is a registered investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, with discretionary authority over the securities holdings of our clients, including the T. Rowe Price mutual funds. As of December 31, 2006, our mutual funds and other clients held over 3.8 million shares, representing approximately 7.9% of Diversa’s outstanding common stock. From the investment perspective of our advisory clients, we oppose the merger and wish to share with you the reasons we intend to vote against it:

1.     Over the past year, Diversa has successfully reorganized and focused its efforts. We believe the improved stock performance of the company reflects the market’s appreciation of the revenue and profit potential of the new strategy. In our view, the proposed merger is an unwarranted change to Diversa’s sound business model.

2.     We believe the merger would give Celunol’s management and shareholders a disproportionate share of the combined company.

3.     We consider the industry to be insufficiently mature to merit the decision to make a binary bet on becoming a vertically integrated cellulosic ethanol company. Furthermore, we are unconvinced that Celunol will prove to be a winning player in this market. Abandoning a well-functioning business plan in favor of the financial, technological, and execution risk that could result from a merger with Celunol, in our view, would not be in the best interests of Diversa shareholders.

4.     As a leading enzyme discovery and optimization company, Diversa’s technology may be applied throughout the cellulosic ethanol industry, generating potentially higher returns and lower risk than would come from tying its fate to a single, small, unproven company like Celunol.

As the chart below reflects, Diversa’s management created shareholder value by reorganizing and focusing the company’s efforts on alternative energy, specialized industrial processes, and health and nutrition. Progress in these efforts has supported management’s guidance of profitability in 2008, driven by $80-$100 million in product revenue. Subsequent to announcing the proposed merger with Celunol, Diversa’s stock has declined materially.

We believe the merger would create unacceptable and unjustifiable financial, technological, and execution risk for Diversa shareholders. Just as its reorganization and reprioritization was creating shareholder value, the merger has the potential to change Diversa from a company on the verge of profitability to one that would require a substantial cash infusion to finance operations. Celunol is a small company with limited resources; it has yet to prove it can scale its manufacturing and produce ethanol from biomass in a manner that is economically viable. Celunol’s CEO and CFO, who would assume leadership of the merged entity, have no apparent experience in biomass conversion, ethanol production, or industrial biotechnology. Yet they are assuming management responsibility — and Celunol shareholders will receive 24% of the equity — of a company that has used over $320 million of its shareholder capital to create an intellectual property estate of over 250 issued patents, over 500 patents pending, and over 100 in-licensed patents and patent applications.

The proposed merger, in our opinion, is premature, unnecessary, and speculative in its reliance on unproven technology and a management team with minimal experience with Diversa’s science. As a leader in enzyme discovery and optimization, Diversa’s technology has the potential for widespread application throughout the fledgling cellulosic ethanol industry. Diversa has no need to tie its fate to a single company, let alone one with the risk characteristics of Celunol. In our view, it would be in its shareholders’ better interests for Diversa to remain diversified and work with multiple parties attempting to convert biomass into ethanol. As opposed to potentially increasing its cash burn to $75 million, selling equity or debt to finance operations, and assuming $125 million of capital expense for each 25 million gallon ethanol plant, we believe Diversa should utilize a strategy of licensing and partnership, not vertical integration.

For the reasons outlined and explained above we oppose Diversa’s proposed merger with Celunol and we intend vote against it. We urge the board to reconsider its decision.

We would welcome the opportunity to meet with you to discuss our concerns.

Respectfully submitted,

Preston G. Athey

Hugh M. Evans III

John H. Laporte

Jay S. Markowitz